[Perkins Coie LLP Letterhead]
April 3, 2007
VIA EDGAR FILING AND FEDERAL EXPRESS
Karl Hiller
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20002

Re:	Rocky Mountain Chocolate Factory, Inc.
Form 10-K for the Fiscal Year Ended February 28, 2006
Filed May 5, 2006
Form 10-Q for the Quarter Period Ended November 30, 2006
Filed January 5, 2007
File No. 0-19514
Dear Mr. Hiller:
     On behalf of Rocky Mountain Chocolate Factory, Inc. (the “Company”), we are transmitting the following responses of the Company to the comments of the Commission’s staff (the “Staff”) in regard to the Company’s Forms 10-K for the fiscal year ended February 28, 2006, and 10-Q for the quarterly period ended November 30, 2006, as set forth in your comment letter dated January 24, 2007 (the “Comment Letter”).
     The responses set forth herein are based on information provided to this firm by the Company. For your convenience, we have numbered the comments as set forth in your letter, repeated such comments and set forth our response to each comment immediately below. The page number references refer to the page numbers in the Amendment.
     With respect to the Staff’s comments on the Company’s previously filed Forms 10-K and 10-Q, we have responded to the comments and proposed new disclosure as part of this letter and request the Staff’s permission to allow the Company to comply with all applicable comments in future periodic filings only, rather than requiring the Company also to amend the previously filed periodic reports. The Company believes that this approach is appropriate in light of the nature of the comments and the Company’s responses thereto, as well as the timing of the future filings. In this regard, the Company advises the Staff that it is an accelerated filer and therefore must file its Annual Report on Form 10-K for the year ended February 28, 2007 on or before May 14, 2007.

Mr. Karl Hiller
April 3, 2007

Form 10-K for the Fiscal Year Ended February 28, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 19
1.	We note the calculation underlying your measure of gross margin presented on page 20 appears to exclude depreciation and amortization. This would generally require the measure to be characterized as a non-GAAP measure, when such amounts are attributable to cost of sales. Therefore, you may need to either recalculate the measures depicted as gross margin, to reflect all costs of sales; or choose an alternate label for your non-GAAP measure and provide the disclosures required under Item 10(e) of Regulation S-K.

RESPONSE: In future filings the Company will note in its MD&A and other appropriate disclosures that costs of sales and gross margins is exclusive of depreciation and amortization expense.
Financial Statements
Note 9-Operating Segments, page 39
2.	We note that you classify your business interests into two reportable segments: Franchising and Manufacturing. Previously you segregated Retail as a third reportable segment but now include the Retail segment in the Franchising segment. We also note your disclosure on page 32, stating that revenues derived from franchising represent collection of initial franchise fees and royalties from franchisees’ sales.

Since revenues from the company owned retail stores presumably represent sales of chocolates and other confectionery products directly to customers, please explain how you have met the aggregation criteria of SFAS 131, paragraph 17, to include activity of the Retail segment with that of the Franchising segment.

RESPONSE: In prior years, the Company had a business strategy that included retail operating units. Several years ago the Company changed its business strategy and no longer considers the holding of retail operating units as a separate, significant business strategy. The remaining stores provide an environment for testing new products and promotions, operating and training methods and merchandising techniques. Accordingly, the Company has discontinued the disclosure of retail operations as a separate business segment and includes them in franchise operations. In reviewing SFAS 131, Paragraph 10, the retail segments do not satisfy Criteria B in that the operating results of retail segments are not reviewed regularly by the Company to make a determination of how resources are to be allocated to the segment and assess its performance. Again, the operations are assessed in conjunction with franchise operations. The Company does not believe that the Staff’s reference to Paragraph 17 is appropriate because it does not consider this to be an operating segment and thus, should be aggregated with the franchising segment of its business.

Mr. Karl Hiller
April 3, 2007

Finally in prior years, the retail revenue only slightly exceeded the quantitative thresholds described in paragraph 18 of SFAS No. 131. In fiscal 2007, the Company has reduced the number of stores it feels are necessary for the aforementioned testing activities. Thus, based upon its fiscal 2007 projections, retail operations will not exceed any of the paragraph 18 quantitative thresholds.
Form 10-Q for the Fiscal Quarter Ended November 30, 2006
Controls and Procedures, page 18
3.	In your Form 10-Q’s for the quarters ended August 31, 2006 and November 30, 2006, we note that the timing of your evaluation does not conform with the requirements set forth in Item 307 of Regulation S-K. In this regard, having the Evaluation Date within 90 days of filing the annual report is not correct. The effectiveness of the controls and procedures should be as of the end of the period covered by the report.

RESPONSE: The statement in each Form 10-Q that the Company had evaluated the effectiveness of the design and operation of the disclosure controls and procedures within 90 days of the filing date of each quarterly report was incorrect. In fact, the Company evaluated the design and operation of the disclosure controls and procedures as of the end of the period covered by each report. The Company will ensure that disclosure in future reports properly states that the evaluation is as of the end of the period covered by the report.
As requested in your letter, the Company has informed us that it acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company would greatly appreciate your prompt response to this letter. If you have any further comments or questions, please contact me at (303) 291-2314.

Very truly yours,
/s/ Sonny Allison

Sonny Allison

Mr. Karl Hiller
April 3, 2007

cc:	Nasreen Mohammed (US SEC, Division of Corporation Finance)
Bryan Merryman (Rocky Mountain Chocolate Factory)
John Moore (Rocky Mountain Chocolate Factory
David Steiner (Ehrhardt Keefe Steiner & Hottman)